Exhibit 16.1

November 21, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for IDEC Pharmaceuticals Corporation and subsidiaries (IDEC) and, under the date of January 29, 2003, we reported on the consolidated financial statements of IDEC as of and for the years ended December 31, 2002, 2001 and 2000. On November 17, 2003, our appointment as principal accountants was terminated. We have read IDEC’s statements included under Item 4 of its Form 8-K dated November 17, 2003 and we agree with such statements, except that we are not in a position to agree or disagree with IDEC’s statements in the first or third paragraph.

Very truly yours,

/s/ KPMG LLP